Exhibit 97.1

AAON, Inc.

Executive Officer Compensation Recovery Policy
(As adopted November 2, 2023)

This Executive Officer Compensation Recovery Policy (this “Policy”) of AAON, Inc. (the “Company”) is hereby adopted as of October 2, 2023 (the “Effective Date”) by the Compensation Committee (the “Committee”) of the Board of Directors of the Company (the “Board”) in compliance with Section 10D of the Securities Exchange Act of 1934 and Rule 5608 of the Nasdaq Listing Rules. Certain terms shall have the meanings set forth in “Section 3. Definitions” below.

Section 1. Recovery Requirement

Subject to Section 4 of this Policy, in the event the Company is required to prepare an Accounting Restatement, then the Committee hereby directs the Company, to the fullest extent permitted by governing law, to recover from each Executive Officer the amount received by an Executive Officer, if any, of Erroneously Awarded Compensation, with such recovery occurring reasonably promptly after the Restatement Date relating to such Accounting Restatement. An Executive Officer shall be deemed to have “received” Incentive-Based Compensation in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that fiscal period.

The Committee may effect recovery in any manner consistent with applicable law including, but not limited to, (a) seeking reimbursement of all or part of any Erroneously Awarded Compensation previously received by an Executive Officer and to the extent that the Executive Officer does not reimburse such Erroneously Awarded Compensation, suing and enforcing recovery against the Executive Officer for repayment of the Erroneously Awarded Compensation, together with any expenses incurred by the Company in enforcing such recovery, (b) cancelling prior grants of Incentive-Based Compensation, whether vested or unvested, restricted or deferred, or paid or unpaid, and through the forfeiture of previously vested equity awards, (c) cancelling or setting-off against planned future grants of Incentive-Based Compensation, (d) deducting all or any portion of such Erroneously Awarded Compensation from any other remuneration payable by the Company to such Executive Officer, and (e) any other method authorized by applicable law or contract.

The Company’s right to recovery pursuant to this Policy is not dependent on if or when the Accounting Restatement is filed with the Securities and Exchange Commission.

Section 2. Incentive-Based Compensation Subject to this Policy.

This Policy applies to all Incentive-Based Compensation received by each Executive Officer on or after the Effective Date:

(i) if such Incentive-Based Compensation was received on and after the date such person became an Executive Officer of the Company;

(ii) if such Executive Officer served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; and

(iii) if such Incentive-Based Compensation was received during the three completed fiscal years immediately preceding the Restatement Date (including any transition period that results from a change in the Company’s fiscal year that is within or immediately following those three completed fiscal years; provided that a transition period of nine to 12 months is deemed to be a completed fiscal year).

This Policy shall apply and govern Incentive-Based Compensation received by any Executive Officer, notwithstanding any contrary or supplemental term or condition in any document, plan or agreement including without limitation any employment contract, indemnification agreement, equity agreement, or equity plan document.

Section 3. Definitions:

For purposes of this Policy, the following terms have the meanings set forth below:

a.“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error (i) in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement).

a.“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by the Executive Officer had it been determined based on the restated amounts in the Accounting Restatement (computed without regard to any taxes paid). For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement the Company shall: (i) base the calculation of the amount on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation received was based; and (ii) retain documentation of the determination of that reasonable estimate and provide such documentation to the Nasdaq Stock Market or, if a class of securities of the Company is no longer listed on the Nasdaq Stock Market, such other national securities exchange or national securities association on which a class of the Company’s securities is then listed for trading.

a.“Executive Officer” has the meaning set forth in Rule 5608(d) of the Nasdaq Listing Rules.

a.“Financial Reporting Measures” has the meaning set forth in Rule 5608(d) of the Nasdaq Listing Rules.

a.“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (including, without limitation, stock price or TSR), including, any short-term or long-term incentive awards, cash bonuses, restricted stock awards or restricted stock unit awards that vest based on achievement of a Financial Reporting Measure. Equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures, do not constitute Incentive-Based Compensation.

a.“Restatement Date” means the earlier to occur of (i) the date the Board or the Committee (or an officer or officers of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

Section 4. Exceptions to Recovery

Notwithstanding the foregoing, the Company is not required to recover Erroneously Awarded Compensation to the extent that the Committee has made a determination that recovery would be impracticable and that:

(i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered (provided, that, before concluding that it would be impracticable to recover based on the expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation and must document such attempts and provide such documentation has to the Nasdaq Stock Market);

(ii) recovery would violate one or more laws of the home country that were adopted prior to November 28, 2022 (provided, that, before concluding that it would be impracticable to recover based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the Nasdaq Stock Market, that recovery would result in a such a violation and provide a copy of such opinion to the Nasdaq Stock Market);

(iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company and its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder; or

(iv) any other exception permitted under Rule 5608 of the Nasdaq Listing Rules.

Section 5. No Right to Indemnification or Insurance

The Company shall not indemnify any Executive Officer against the loss of Erroneously Awarded Compensation or losses arising from any claims relating to the Company’s enforcement of this Policy. In addition, the Company shall not pay, or reimburse any Executive Officer for, any premiums for a third-party insurance policy purchased by the Executive Officer or any other party that would fund any of the Executive Officer’s potential recovery obligations under this Policy.
Section 6. Award Agreements and Plan Documents
The Committee further directs the Company to include clawback language in each of the Company’s incentive compensation plans such that each individual who receives Incentive-Based Compensation under those plans understands and agrees that all or any portion of such Incentive-Based Compensation may be subject to recovery by the Company, and such individual may be required to repay all or any portion of such Incentive-Based Compensation, if (i) recovery of such Incentive-Based Compensation is required by this Policy, (ii) such Incentive-Based Compensation is determined to be based on materially inaccurate financial and/or performance information (which includes, but is not limited to, statements of earnings, revenues or gains); or (iii) repayment of such Incentive-Based Compensation is required by applicable federal or state securities and/or banking laws.

Section 7. Interpretation and Amendment of this Policy

The Committee, in its discretion, shall have the sole authority to interpret and make any determinations regarding this Policy. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding, and conclusive on all interested parties. The determination of the Committee need not be uniform with respect to one or more officers. The Committee may amend this Policy from time to time in its discretion and shall amend the Policy to comply applicable law or with any rules or standards adopted by the Nasdaq Stock Market or any national securities exchange on which the Company’s securities are then listed. The Committee may terminate this Policy at any time.

Section 8. Other Recoupment Rights.
The Company intends that this Policy will be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other remedies available to the Company under applicable law. Without by implication limiting the foregoing, following a restatement of the Company’s financial statements, the Company also shall be entitled to recover any compensation received by the Chief Executive Officer and Chief Financial Officer that is required to be recovered by Section 304 of the Sarbanes-Oxley Act of 2002.